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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CIDCO INCORPORATED
(Name of Subject Company)

CIDCO INCORPORATED
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Paul G. Locklin
Chairman, President and Chief Executive Officer
220 Cochrane Circle
Morgan Hill, CA 95037
(408) 779-1162
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
William W. Choe, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/ / Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

    The name of the subject company is Cidco Incorporated, a Delaware corporation ("Cidco" or the "Company"). The address of the principal executive office of Cidco is 220 Cochrane Circle, Morgan Hill, California 95037, and its telephone number is (408) 779-1162.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Shares"). As of October 17, 2001, there were 14,033,097 shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

    The filing person of this Statement is the subject company, Cidco. The business address and telephone number of Cidco are as set forth in Item 1 above.

    This Statement relates to the tender offer (the "Offer") by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("EarthLink"), to purchase all outstanding Shares at a purchase price of $0.36 per Share, net to the seller in cash, without interest thereon (the "Offer Consideration"). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated October 31, 2001 (the "Schedule TO"), which was filed with the Securities and Exchange Commission ("SEC") on October 31, 2001.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 17, 2001, by and among EarthLink, Purchaser and Cidco (the "Original Merger Agreement"), as amended by such parties pursuant to the First Amendment to Agreement and Plan of Merger dated as of October 29, 2001 (the "First Amendment," and collectively with the Original Merger Agreement, the "Merger Agreement"). It is a condition to the Offer that there be validly tendered and accepted for payment by the Purchaser that number of Shares which constitutes greater than 50% of all Shares outstanding at the time the Shares are accepted for payment pursuant to the Offer (the "Minimum Condition"). In addition, the Merger Agreement provides that, among other things, following consummation of the Offer and satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Cidco (the "Merger") with Cidco continuing as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of EarthLink. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held by Cidco or EarthLink or any of their respective subsidiaries and by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Consideration. The Original Merger Agreement was filed with the SEC on October 18, 2001 as part of the Company's preliminary communication on Schedule 14D-9C, and is incorporated herein by reference in its entirety. The Original Merger Agreement was amended by way of the First Amendment in order to clarify and correct certain provisions in the Original Merger Agreement relating to the obligation of EarthLink to complete the Offer and the Merger. A copy of the First Amendment was filed as an exhibit to Cidco's Current Report on Form 8-K filed with the SEC on October 31, 2001 immediately prior to the filing of this Schedule 14D-9 and is incorporated herein by reference.

    Concurrently with the execution of the Merger Agreement, EarthLink entered into an Agreement to Vote and Tender (a "Voting Agreement") with each of the directors and executive officers of the Company and an affiliate of a director (each a "Company Stockholder") under which each Company Stockholder has, among other things, subject to the conditions set forth therein, (i) agreed to tender all of such Company Stockholder's Shares in the Offer, (ii) agreed to vote all Shares owned by such Company Stockholder in the manner directed by EarthLink with respect to the Merger and against any other mergers, recapitalizations or the like which would be inconsistent with the Merger, and (iii) granted a proxy to EarthLink with regard to such Company Stockholder's Shares. The forms of Voting Agreements were filed with the SEC on October 18, 2001 as part of the Company's Schedule 14D-9C and are incorporated herein by reference in their entirety.

    Also concurrently with the execution of the Merger Agreement, and as a condition and inducement to EarthLink's willingness to enter into the Merger Agreement, EarthLink and Cidco entered into a Stock Option Agreement (the "Stock Option Agreement") to provide for the grant by Cidco to EarthLink of an option to purchase up to 19.9% of the outstanding Shares, subject to the terms and conditions therein. The Stock Option Agreement was filed with the SEC on October 18, 2001 as part of the Company's Schedule 14D-9C and is incorporated herein by reference in its entirety.

    The Schedule TO states that the principal executive offices of Purchaser are located at 1375 Peachtree Street NW, Atlanta, GA 30309.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

    Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between Cidco or its affiliates and either (i) Cidco, its executive officers, directors or affiliates or (ii) EarthLink or Purchaser or any of their respective executive officers, directors or affiliates. For a complete description of the stock ownership of Cidco's executive officers and directors, please see the Section entitled "Stock Ownership of Certain Beneficial Owners and Management" in Annex A attached hereto.

Effect of the Merger on Certain Arrangements between Cidco and its Executive Officers, Directors and Affiliates

  Effect of Transaction on Outstanding Options Under the 1993 Plan and 1998 Plan

    Cidco's Second Amended and Restated 1993 Stock Option Plan ("1993 Plan") and its Amended and Restated 1998 Nonstatutory Stock Option Plan ("1998 Plan") each provide that, in the event of a sale by Cidco's stockholders of the voting stock of the Company following which the stockholders immediately before the sale do not retain, in substantially the same proportions as their pre-sale ownership, more than 50% of Cidco's voting stock, certain mergers to which Cidco may be a party or another change in control event as defined by the plans (each, a "change in control"), the vesting of each outstanding option held by a service provider whose service has not previously terminated will be accelerated in full unless the outstanding option is assumed or an equivalent option is granted by the surviving, continuing, successor or purchasing corporation or its parent. The options terminate if they are not assumed or exercised prior to the change in control. The Offer and the Merger constitute a change in control within the meaning of the 1993 Plan and the 1998 Plan. Under the terms of the Merger Agreement, neither EarthLink nor Purchaser will assume or grant options equivalent to those under the 1993 Plan or the 1998 Plan. Consequently, all options under the 1993 Plan and the 1998 Plan will accelerate in full prior to consummation of the Offer. As a result of this acceleration, options to purchase Shares held by the following executive officers which otherwise would not vest upon a change in control will vest contingent upon consummation of the Offer:

Name	Number of Unvested Shares(1)	Exercise Price(2)		Value Realized(2)
Paul G. Locklin President, Chief Executive Officer and Director	67,708		$2.75	—
Richard D. Kent Chief Financial Officer and Chief Operating Officer	18,506 58,333	$ $	3.00 4.83	— —
William A. Sole Executive Vice President, Worldwide Sales and Marketing	20,312 9,375 58,333	$ $ $	1.88 3.00 4.38	— — —

(1)
Unvested Share totals are as of October 17, 2001.
(2)
Despite the acceleration of these options, all of these options have an exercise price above $0.36 per Share (the price to be paid by Purchaser in the Offer) and therefore, the Company expects that none of these options will be exercised by the foregoing executive officers because the exercise price is in excess of the Offer Consideration. If unexercised, these options will terminate and be of no further effect upon consummation of the Merger.

  Effect of Transaction on Outstanding Options Under the 1994 Directors' Stock Option Plan

    Cidco's 1994 Directors' Stock Option Plan (the "Directors Plan") provides that, in the event of a sale of all or substantially all of the assets of Cidco or a merger to which Cidco is a party, the Board of Directors of the Company (the "Board") may, in its discretion, accelerate the vesting of outstanding options if the successor corporation refuses to assume the outstanding options or substitute equivalent options. Further, in the event of a "change in control," as defined by the Directors Plan, the vesting of outstanding options will automatically accelerate in full. Consummation of the Offer will constitute a change in control under the Directors Plan resulting in acceleration of all outstanding options. As a result of this acceleration, options to purchase Shares held by the following directors which otherwise would not vest upon a change in control will vest contingent upon consummation of the Offer:

Name	Number of Unvested Shares(1)	Exercise Price(2)		Value Realized(2)
John Floisand Director	7,500 15,000	$ $	1.00 8.63	— —
Ernest K. Jacquet(3) Director	7,500		$4.75	—
Robert Lee Director	7,500 15,000	$ $	1.00 8.63	— —
Paul G. Locklin Director	7,500		$19.82	—
Marv Tseu Director	7,500 15,000	$ $	1.00 8.63	— —

(1)
Unvested Share totals are as of October 17, 2001.

(2)
Despite the acceleration of these options, all of these options have an exercise price above $0.36 per Share (the price to be paid by Purchaser in the Offer) and therefore, the Company expects that none of these options will be exercised by the foregoing directors because the exercise price is in excess of the Offer Consideration. If unexercised, these options will terminate and be of no further effect upon consummation of the Merger.
(3)
Mr. Jacquet is a former member of the Board who had previously been granted options under the Directors Plan; Mr. Jacquet resigned from the Board on October 26, 2001.

    On October 17, 2001, as required under the Merger Agreement, the Board authorized the amendment of each of the outstanding option agreements under the Directors Plan to provide that each such option thereunder shall terminate and cease to be outstanding effective as of the Effective Time to the extent that such option is not assumed by the acquiring or successor corporation or parent thereof in connection with such transaction nor exercised as of the date of the consummation of such transaction. Under the terms of the Merger Agreement, neither EarthLink nor Purchaser will assume or grant options equivalent to those under the Directors Plan.

Employment Agreements with Cidco's Officers

    Cidco has previously entered into employment agreements with certain of its officers, as described below. Pursuant to the Merger Agreement, Cidco is required prior to or as of the Effective Time to terminate employment agreements of Cidco employees specified by EarthLink in a written notice to Cidco and to cooperate with EarthLink in the process of any such termination. EarthLink has not yet provided notice to Cidco specifying the agreements to be terminated, but has advised Cidco that the terminations, if any, shall take effect immediately prior to the Effective Time. Cidco and EarthLink anticipate that in connection with the termination of any of these agreements, including the agreements described below, Cidco will be required to make payments to the employees of up to the full severance benefits provided by the terms of such agreements as of the Effective Time.

    For purposes of certain of the employment agreements described below, a "change in control" is defined as having occurred upon, among other things, a merger or consolidation in which the Company is a party or the direct or indirect sale or exchange by the stockholders of the Company of a majority of the voting stock of the Company. The consummation of the Offer constitutes a change in control under such agreements. In addition, certain of such employment agreements provide for certain acceleration of unvested options to purchase Shares held by the employee under certain circumstances following a change in control; however, see "Effect of Transaction on Outstanding Options Under the 1993 Plan and 1998 Plan" and see "Effect of Transaction on Outstanding Options Under the 1994 Directors' Stock Option Plan" for a discussion of treatment of unvested options in connection with the Offer and Merger.

    Whenever the term "for cause" or "constructive termination" is used below, it means "for cause" or "constructive termination," respectively, as defined in the individual's employment agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

  Executive Officers

    Cidco has previously entered into an employment agreement with each of Paul G. Locklin, Richard D. Kent and William A. Sole, each of which provide that in the event such individual's employment is terminated by Cidco without cause or if the individual resigns as a result of constructive termination within 6 months of a "change in control," then such individual is entitled to a lump sum payment equal to twelve months of his then effective base salary, and a lump sum payment for COBRA medical insurance coverage for twelve months after his date of termination.

  Non-Executive Officers

    Cidco has previously entered into an employment agreement with each of Kevin Flaherty, Vice President US Retail Sales, and Howard Leyda, Vice President, Consumer Marketing, each of which provide that in the event such individual's employment is terminated by Cidco without cause or if such individual resigns as a result of constructive termination within six months of a "change in control," then such individual is entitled to a lump sum payment equal to 6 months of his then effective base salary, and a lump sum payment for COBRA medical insurance coverage for 6 months after his date of termination.

    Cidco has also previously entered into an employment agreement with each of Helder Ramalho, Sr. Director of Engineering, Arthur Kenny, General Counsel, and David L'Heureux, Vice President, Product Development, each of which provide that in the event such individual's employment is terminated by Cidco without cause or if the individual resigns as a result of constructive termination, then such individual is entitled to a lump sum payment equal to 6 months of his then effective base salary, and a lump sum payment for COBRA medical insurance coverage for 6 months after his date of termination.

Termination of 1999 Employee Stock Purchase Plan

    Under the Merger Agreement, Cidco shall cause the purchase period currently in progress under the 1999 Employee Stock Purchase Plan (the "ESPP") to be shortened to a date which is prior to the acceptance for payment by EarthLink of Shares pursuant to the Offer. The ESPP shall be terminated prior to the Effective Time, as provided in the Merger Agreement.

Employee Loans

    On March 21, 2000, Cidco entered into a Promissory Note and Pledge Agreement (the "Sole Note Agreement") with William A. Sole, Executive Vice President, Worldwide Sales and Marketing, which is filed as an exhibit hereto and incorporated herein by reference. Pursuant to the Sole Note Agreement, Cidco made a loan to Mr. Sole in the principal amount of $50,000, which became due and payable on September 29, 2000. Mr. Sole's obligation to repay Cidco under the Sole Note Agreement is secured by a commensurate number of Mr. Sole's options to acquire Shares.

    On September 20, 2000, Cidco entered into a Promissory/Real Estate Term Note and Pledge Agreement (the "Leyda Note Agreement") with Howard Leyda, Vice President, Consumer Marketing, which is filed as an exhibit hereto and incorporated herein by reference. Pursuant to the Leyda Note Agreement, Cidco made a loan to Mr. Leyda in the principal amount of $200,000, which is due and payable on September 20, 2003. Mr. Leyda's obligation to repay Cidco under the Leyda Note Agreement is secured by a commensurate number of Mr. Leyda's options to acquire Shares, as well as a Deed of Trust on certain real property owned by Mr. Leyda.

The Merger Agreement

    On October 17, 2001, Cidco entered into the Merger Agreement with EarthLink and the Purchaser. A summary of certain material provisions of the Merger Agreement is included under Section 13 "The Transaction Documents—The Merger Agreement" in the Offer to Purchase attached as an exhibit hereto and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which was filed with the SEC on October 18, 2001 as part of Cidco's Schedule 14D-9C and is incorporated herein by reference.

Confidentiality Agreement

    To facilitate the exchange of confidential information as part of due diligence in connection with the proposed acquisition, Cidco and Earthlink entered into a Mutual Non-Disclosure and

Non-Solicitation Agreement as amended on September 6, 2001 (the "Confidentiality Agreement"). A summary of certain material provisions of the Confidentiality Agreement is included under Section 13 "The Transaction Documents—The Confidentiality Agreement" in the Offer to Purchase attached as an exhibit hereto and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement filed as an exhibit hereto and incorporated herein by reference.

Voting; Directors, Officers and Affiliates

    On October 17, 2001, in connection with the execution of the Merger Agreement, EarthLink entered into a Voting Agreement with each of the Company Stockholders. A summary of the material provisions of the Voting Agreements is included under Section 13 "The Transaction Documents—Voting Agreements" in the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Voting Agreements, the forms of which were filed with the SEC on October 18, 2001 as part of Cidco's Schedule 14D-9C and are incorporated herein by reference.

Stock Option Agreement

    On October 17, 2001, in connection with the execution of the Merger Agreement, Cidco entered into the Stock Option Agreement with EarthLink. A summary of the material provisions of the Stock Option Agreement is included under Section 13 "The Transaction Documents—Stock Option Agreement" in the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Stock Option Agreement, which was filed with the SEC on October 18, 2001 as part of Cidco's Schedule 14D-9C and is incorporated herein by reference.

Secured Loan from EarthLink

    On October 17, 2001, in connection with the execution of the Merger Agreement, and as a condition and inducement to Cidco's willingness to enter into the Merger Agreement, Cidco and EarthLink entered into an Advance Agreement (the "Advance Agreement") and a Security Agreement (the "Security Agreement") which provide for a secured loan of up to $5 million from EarthLink to Cidco, subject to the terms and conditions set forth therein.

    Under the Advance Agreement, EarthLink may, but is not obligated to, make advances in its sole discretion to Cidco upon proper request. The total amount of loan obligations loaned to Cidco under the terms of the Advance Agreement will bear interest annually at a rate equal to the prime rate announced by Bank of America, plus 1% (but plus 3% if Cidco is in default under the terms of the Advance Agreement). Pursuant to the terms of the Advance Agreement, if the Merger Agreement is terminated prior to the close of the Merger, Cidco will be obligated to repay to EarthLink the first $1.8 million borrowed by Cidco, plus any accrued and unpaid interest on such amount, on the 90th day following the date of the termination of the Merger Agreement. All amounts in excess of $1.8 million borrowed by Cidco (if any), together with any accrued and unpaid interest thereon, will be payable in monthly installments equal to 25% of Cidco's gross revenues in the previous month generated by Cidco's customers who became customers during the fourth quarter of 2001 and the first quarter of 2002. Any balance due on Cidco's loan obligations under the Advance Agreement will be due and payable in full on the second anniversary of the termination date of the Merger Agreement.

    Advances under the Advance Agreement are secured by a security interest in substantially all of Cidco's assets, as set forth in the Security Agreement, and by a Deed of Trust on a parcel of real property owned by Cidco (the "Deed of Trust") (the Advance Agreement, Security Agreement and Deed of Trust are collectively referred to herein as the "Loan Agreements"). Copies of the Loan Agreements were filed with the SEC on October 31, 2001 immediately prior to the filing of this

Schedule 14D-9 as Exhibits to Cidco's Current Report on Form 8-K and are incorporated herein by reference.

Amendments to Rights Agreement

    Cidco has entered into that certain First Amendment to Rights Agreement effective as of October 17, 2001 and that certain Second Amendment to Rights Agreement effective as of October 25, 2001 (together, the "Amendments"). The Amendments amend certain terms of the Rights Agreement, dated as of January 27, 1997 by and between Cidco and The Bank of New York as successor-rights-agent to United States Trust Company (the "Rights Agreement"), in order to expressly exclude the Offer and the Merger from the anti-takeover provisions of the Rights Agreement. The Amendments were filed as exhibits to Cidco's Current Report on Form 8-K filed with the SEC on October 31, 2001 immediately prior to the filing of this Schedule 14D-9 and are incorporated herein by reference.

Indemnification; Directors and Officers' Insurance

    The Merger Agreement provides that the Surviving Corporation shall keep in effect provisions in its bylaws for a period of not less than two years from the Effective Time that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of Cidco and its subsidiaries to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Such provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses (though such enhancing changes are not required by such provision), and shall observe the indemnification agreements existing in favor of past and present officers and directors of Cidco and its subsidiaries.

    In addition, the Merger Agreement provides that the Surviving Corporation or EarthLink shall maintain in effect Cidco's and its subsidiaries' current directors' and officers' liability polices covering those persons who are currently covered by such policies with respect to actions or omissions occurring prior to the Effective Time for a period of six years from the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Cidco and its subsidiaries for such insurance coverage, and, provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the optimum coverage (in EarthLink's reasonable and good faith judgment) available for a cost not exceeding such amount.

    Cidco has previously entered into Indemnification Agreements with each of its executive officers and directors, the form of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

    At a meeting held on October 17, 2001, the Board unanimously (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions to be effected pursuant to the Merger Agreement are fair to, advisable and in the best interest of the stockholders of the Company and (iii) resolved to recommend that the stockholders of the Company accept the Offer, approve the Merger Agreement and tender their Shares pursuant to the Offer.

Background of the Recommendation

    Prior to 2001 Cidco had been a provider of advanced telephony products, including network service equipments supporting Caller ID, voicemail, three-way caller conferencing, and other intelligent network services offered by Telcos and ISPs (the "Telco Business"). Demand for such network services diminished from 1999 onward and, despite two restructurings, Cidco was unable to sustain profitable operations in the Telco Business in the face of rapidly declining revenues. In February 2000, Cidco commenced a sales process for its Telco Business and the Telco Business was sold in December 2000, following Cidco stockholder approval of the sale on December 8, 2000.

    In July 1999, Cidco introduced its first internet appliance product, the MailStation product. Revenues from the MailStation product steadily increased in 1999 and 2000. In 1999 and 2000, Cidco spent a significant amount of its financial resources to develop its retail channel in order to increase subscriber growth and by the end of 2000, Cidco had approximately 14,000 retail storefronts for its internet appliance product line, renamed Mivo, and approximately 78,000 net subscribers.

    On January 1, 2001, Cidco hired Robert Wonsetler as Vice President, Strategic Development to assist Cidco in exploring strategic alternatives.

    On January 31, 2001, the Board reviewed the financial results of the standalone internet appliance business for the fourth quarter of 2000. Management believed that Cidco required approximately 200,000 subscribers to have a self-funding operation. The Board discussed the expenditures projected in 2001 for advertising and marketing to increase the subscriber base in light of the Company's cash position. The Board also considered the Company's product development schedule for the Mivo product line. The Board concluded that the Company lacked sufficient capital resources to support the marketing expenditures required to achieve the projected growth in subscriber base for the internet appliance business. The Board also concluded that Cidco needed to accelerate its product development schedule to have a successful retail presence in 2001 and this required additional capital. Accordingly, the Board authorized management to explore strategic alternatives, including investment in Cidco or a sale of the business.

    On March 19, 2001, Lance Weatherby, Executive Vice President of EarthLink and head of EarthLink Everywhere, was contacted by Mr. Wonsetler to propose a meeting to determine if any strategic opportunities between the two companies existed. Mr. Weatherby and Mr. Wonsetler agreed to arrange a late March conference call to further discuss mutual opportunities and for Mr. Wonsetler to provide an oral overview of Cidco's business.

    On March 21, 2001, Mr. Wonsetler and Mr. Weatherby, along with Don Norris and Joanna Harkins of EarthLink's Channel Sales organization, had a conference call to determine if any strategic opportunities existed between the two companies. The participants determined that opportunities might exist and to further continue discussions.

    On March 23, 2001, Mr. Wonsetler sent to Cliff Bryant, EarthLink's Director of Subscriber Acquisitions, information relating to Cidco's subscriber base.

    On March 26, 2001, the Company announced in a press release that it had engaged TM Capital Corp. ("TM Capital") to explore strategic alternatives for Cidco, including the possible sale of the Company. Over the next several months, TM Capital conducted a sales process for Cidco, contacting more than 200 potential strategic and financial buyers.

    On March 27, 2001, PricewaterhouseCoopers issued a going concern qualification in connection with its report on the Company's 2000 financial statements.

    On April 16, 2001, Mr. Wonsetler and Brent Cobb, Vice President, Strategy and Development of EarthLink, discussed strategic business alternatives and Mr. Cobb requested additional information regarding Cidco. As a followup, Mr. Wonsetler provided Mr. Cobb a written overview of Cidco's business, which had been filed with the SEC on Form 8-K on February 13, 2001.

    On April 24, 2001, the parties executed a non-disclosure agreement. Subsequently, Mr. Cobb sent a due diligence checklist to Mr. Wonsetler. In response, Mr. Wonsetler provided Mr. Cobb additional information regarding Cidco, including Cidco financial data.

    On April 26, 2001, the Company announced in a press release that it was investigating accounting issues that might require a restatement of its financial results of its Telco Business for prior periods and result in a determination that current liabilities were understated. On June 11, 2001, the Company announced the results of the investigation by its Audit Committee, restating its prior financial results relating to the Telco business and determining that Cidco's current liabilities had been understated by $5.2 million, its vendor accounts receivable had been overstated by $1.2 million, and its Telco inventory had been overstated by $1.3 million, resulting in an overstatement of its working capital by $7.7 million.

    On May 15, 2001, Mr. Wonsetler sent Mr. Cobb a copy of a presentation regarding Cidco's business plan and a memorandum prepared by TM Capital reviewing Cidco's business. Mr. Wonsetler then contacted Mr. Cobb weekly as EarthLink representatives evaluated the business opportunity.

    On May 21, 2001, Mr. Wonsetler and Mr. Cobb discussed their respective companies' long-term business strategies to determine if a mutual relationship or other arrangement was attractive. The two agreed that potential existed for a mutual arrangement but that additional time and due diligence were required to formulate a detailed plan of action and arrangement structure.

    On July 9, 2001, Mr. Cobb requested that Cidco submit an initial proposal for a strategic investment by EarthLink in Cidco.

    On July 11, 2001, Mr. Cobb met with Paul Locklin, Chairman, President and Chief Executive Officer of Cidco, Rick Kent, Chief Financial Officer of Cidco, and Bill Sole, Executive Vice President, Worldwide Sales and Marketing of Cidco, in San Francisco to discuss strategic alternatives, including a potential strategic investment by EarthLink.

    On July 13, 2001, Mr. Kent and Mr. Cobb discussed financial and operational highlights of Cidco's business.

    On July 16, 2001, Cidco provided Mr. Cobb an initial proposal for strategic investment by EarthLink in Cidco.

    On August 1, 2001, Messrs. Wonsetler, Kent and Sole, initiated a telephone conference call with Mr. Cobb and John Kortier, Vice President of Channel Sales for EarthLink. The parties discussed possible synergies in retail sales and marketing.

    On August 7 and 8, 2001, Mr. Cobb met with Messrs. Locklin, Kent, Sole and Wonsetler at Cidco's headquarters in Morgan Hill, California, to discuss Cidco's business and possible deal structures.

    On August 22, 2001, Messrs. Cobb and Weatherby, Linda Beck, Executive Vice President, Operations of EarthLink, and William Heys, Executive Vice President, Sales, of EarthLink met with Messrs. Locklin, Kent, Sole and Wonsetler and David L'Heureux, Vice President, Product Development of Cidco, to discuss Cidco's business, operations and due diligence issues.

    On August 23, 2001, Mr. Kent met with William Tolpegin, Director of Equity Investments at EarthLink, regarding Cidco's financial information.

    On August 29, 2001, Mr. Cobb telephoned Mr. Wonsetler to advise that EarthLink would be presenting a draft term sheet for an acquisition of Cidco.

    On September 4, 2001, EarthLink proposed a revised non-disclosure agreement to include a no shop covenant, and presented a draft term sheet for the acquisition of Cidco in a cash merger. On September 5, 2001, representatives of EarthLink, Cidco and TM Capital had a telephone conversation to review and discuss the term sheet.

    On September 6, 2001, at a special meeting of Cidco's Board, management and TM Capital representatives reviewed the draft term sheet and proposed no shop covenant with the Board. Gray Cary Ware & Freidenrich LLP ("Gray Cary"), outside legal counsel to Cidco, advised the Board regarding their fiduciary duties in considering an acquisition proposal. TM Capital and management reviewed the sales process in which Cidco had been engaged since March 2001. The Board took note that no other parties were expressing any interest in initiating acquisition discussions with Cidco at this time and there were no viable buyers who had indicated any likely interest in an acquisition of Cidco in the near term. The Board then considered other alternatives, including a possible investment by a third party in Cidco, and concluded that there was no proposal for an investment which would provide Cidco with sufficient funding to sustain operations for more than 3 to 6 months, and no prospects for additional financing. Management reviewed third quarter results to date and the Company's business outlook for the fourth quarter. The Board took note that management projected approximately 120,000 subscribers at the end of the third quarter. The Board reviewed Cidco's cash position and operating plan and the minimum marketing and advertising expenditures in the fourth quarter required in management's judgment to continue the retail channel's interest in Cidco's products. Management then reviewed the alternative of liquidation, and advised the Board that Cidco stockholders would not likely receive any cash on a liquidation in view of the diminished value of the Company's inventory and subscriber base without an ongoing business. Management, TM Capital representatives and Gray Cary then reviewed and discussed the terms of the acquisition proposal in detail, including the price, the deal structure, conditions to closing, termination provisions, and deal lock-up provisions. The Board approved the amendment to the non-disclosure agreement to add a no shop covenant through October 31, 2001, and authorized management, TM Capital and Gray Cary to negotiate a final term sheet providing for a cash tender offer in lieu of the proposed cash merger structure, and thereafter to negotiate a definitive acquisition agreement with EarthLink as quickly as possible. Thereafter, the parties executed the revised non-disclosure agreement.

    On September 10, 2001, EarthLink representatives commenced a due diligence review of Cidco which proceeded through October 16, 2001.

    On September 12, 2001, a term sheet for the acquisition providing for a cash tender offer and follow-on merger was finalized and agreed between representatives of Cidco and EarthLink.

    On September 24, 2001, EarthLink provided Cidco with the initial draft of the Merger Agreement. Management and legal counsel proceeded to negotiate the terms of the draft acquisition agreement and related documents through October 17, 2001.

    On October 9, 2001, in a meeting at Cidco's headquarters in Morgan Hill, representatives of Cidco and Mr. Cobb met to discuss various business issues relating to the acquisition. At that meeting, Mr. Cobb proposed changes to the acquisition terms, including a downward adjustment in the price to $0.36 per Share. Discussions continued on October 10, 2001, regarding the revised business terms proposed by EarthLink.

    On October 10, 2001, the Board held a meeting to review a draft acquisition agreement submitted to Cidco by EarthLink in response to initial comments by Cidco. Gray Cary reviewed the directors' fiduciary duties. The directors discussed with management, Gray Cary and TM Capital the terms of the transaction, including the structure as a two-step cash tender offer followed by a merger, the conditions to the closing of the Offer and the Merger, the events triggering termination rights and termination fees, and the covenants. The Board reviewed the progress of negotiations to date and concluded that EarthLink would be unwilling to increase the price offered to Cidco stockholders from the revised offer currently being proposed. The Board reviewed the risks and benefits of the transaction, and considered Cidco's alternatives to the proposed transaction. The Board took note that there was still no other party expressing interest in an acquisition of the Company. Management reviewed the alternative of the Company remaining independent and the Company's cash position, and advised that Cidco would be out of cash in 60 to 90 days. The directors reviewed possible alternatives for investment in Cidco and concluded that there was no proposal for sufficient cash investment to assure the Company's viability for more than 3 to 6 months. Management again reviewed the possibility of liquidation and the Board concluded that it was unlikely that Cidco stockholders would receive any cash in a liquidation. The directors then reviewed the requirement that Cidco must enter into an agreement with both Cidco Communications, LLC ("LLC"), the purchaser of the Company's Telco Business, and Cidco's former

Telco supplier, to assure satisfaction of receivables owed by Cidco to the supplier and by LLC to Cidco and to waive royalty payments owed to Cidco by LLC, and approved these agreements, subject to Cidco entering into the final merger agreement with EarthLink. The directors authorized and directed management and Gray Cary to continue to negotiate with EarthLink the terms of the definitive merger agreement and related documents to increase deal certainty where possible, and to obtain a proposal from EarthLink for interim financing.

    Between October 10 and October 16, 2001, the companies further discussed Cidco's need for interim financing. The companies' management determined that it would be beneficial for EarthLink to extend a credit facility of up to $5 million to Cidco, available if and when the companies executed a definitive agreement and plan of merger for EarthLink's acquisition of Cidco.

    On October 17, 2001, the Board held a special meeting to consider the revised definitive acquisition agreement, and proposed drafts of the Stock Option Agreement and the Voting Agreement, as well as agreements for interim funding by EarthLink to Cidco of up to $5 million. The Board reviewed with its advisers and management the material changes in the definitive acquisition agreement, and discussed the terms in detail. The directors reviewed the terms of the Stock Option Agreement and Voting Agreements and the interim financing agreements. Management then advised the directors of a proposal by EarthLink to modify the terms of the interim financing to resolve issues raised by management. TM Capital then reviewed with the directors detailed financial analyses of the cash consideration to be paid in the Offer and the Merger and responded to questions from the directors. TM Capital then delivered its oral opinion, subsequently confirming that the consideration to be provided in the Offer and the Merger was fair to Cidco stockholders, other than EarthLink and its affiliates, from a financial point of view. The Board then determined that the transaction was the best alternative available to Cidco, and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, subject to the modification of the final Loan Agreements to reflect the terms as described to the Board, as fair to and in the best interests of the Cidco stockholders. The Cidco directors also approved an amendment to the Rights Agreement to expressly exclude the Offer and the Merger from the operation of the Rights Agreement.

    On the evening of October 17, 2001, representatives of Cidco and EarthLink and their respective legal counsel finalized the various agreements, modified the loan agreements consistent with the terms approved by the Board, and executed and delivered the Merger Agreement, the Stock Option Agreement, the Loan Agreements and the Voting Agreements. The parties then issued press releases announcing the Merger Agreement and the Offer and Cidco separately announced its third quarter financial results.

Reasons for the Recommendation

    The following discussion of the factors considered by the Board is not intended to be exhaustive but summarizes all material factors considered by the Board in making its recommendation. In view of the wide variety of factors considered by the Board, the Board did not find it practical to and did not quantify or assign any relative or specific weights to the following factors or determine that any factor was of particular importance, nor did it specifically characterize any factor as positive or negative, except as described below. The Board viewed its position and recommendation as being based on the totality of the information presented. In addition, individual members of the Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board consulted with our management and legal and financial advisors. In reaching its conclusion that the Offer and the Merger are fair to and in the best interest of the Company and its stockholders, the Board principally considered the material factors listed below:

    (i)  the business, results of operations, financial condition and future prospects of the Company if it were to retain its current ownership structure;

    (ii)  the alternatives available to the Company, including (A) continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction, (B) continuing to seek alternative buyers for the Company, (C) continuing to seek financing on acceptable terms from third parties, or (D) liquidating and dissolving the Company;

    (iii)  the fact that in the absence of further expense reductions and/or other improvements in the Company's working capital position, the Company's management projected that the Company would run out of cash to fund its operating deficit early in the first calendar quarter of 2002;

    (iv)  the fact that gross subscriber activations in the Company's third quarter of 2001 were less than 60% of the Company's plan, due to a slowdown in the general economy and its impact on consumer confidence and spending, as well as a steep decline in the Company's participation in retailer-sponsored circular promotions, due to retailers' decisions to promote higher volume products, and the Company's inability to respond by a switch to consumer advertising programs in mass media, due to the Company's severe capital constraints;

    (v)  the need for significant capital expenditures for advertising to create demand in the fourth quarter of 2001 in order to sustain the retail channel's commitment to the Mivo product line into 2002 and to arrest or slow the accelerating decline in storefronts offering the Mivo product line resulting from lower than projected sales in 2001 to date, in light of the Company's lack of capital resources to make the necessary expenditures;

    (vi)  the Company's need to expand substantially its subscriber base to achieve a viable business, the requirement of significant capital expenditures to achieve and sustain a strong retail distribution channel necessary to foster additional subscriber growth and the Company's lack of available financial resources necessary to meet these requirements;

    (vii)  the unavailability of financing from third parties on terms acceptable to the Company or in any case in amounts sufficient to sustain the Company's operations for more than 3 to 6 months;

    (viii)  the fact that even if the Company met or exceeded its operational goals in 2001, current market conditions made it unlikely that the Company would be able to secure the significant additional financing that it would need in 2002 to continue as an independent company;

    (ix)  the determination that liquidation of the Company was not an acceptable alternative to the EarthLink transaction because a liquidation would take several months to complete and would not be likely to realize aggregate net proceeds per Share equal to or greater that $0.36;

    (x)  EarthLink's agreement to lend to the Company up to $5 million pursuant to the Loan Agreement on a secured basis to sustain the Company's financial viability through the consummation of the Offer and the Merger;

    (xi)  the results of a comprehensive review of potential partners by the Company's financial advisors and management, including inquiries and public announcements made by the Company and/or its financial advisors to over 200 potential strategic and financial buyers, regarding a strategic alliance, partnership, business combination or similar transaction with the Company, which inquiries indicated that none of those companies, except EarthLink, had any significant interest in entering into any such transaction;

    (xii)  the fact that EarthLink has completed each of its prior announced acquisitions;

    (xiii)  the determination by the Board that a transaction with EarthLink at the Offer price of $0.36 and on the other terms set forth in the Merger Agreement was a preferable alternative that subjected the Company's stockholders to substantially less risk than would be created by rejecting the proposed Offer and Merger and discontinuing negotiations with EarthLink under all of the relevant circumstances, including the Company's deteriorating financial condition, the likelihood of consummation of the Offer and the Merger, and the lack of preferable alternatives;

    (xiv)  the premium which the $0.36 per Share cash consideration payable in the Offer and the Merger represents over current and recent trading prices for the Shares and the fact that such consideration represents a premium of approximately 12.5% to the closing sale price of the Shares of $0.32 on October 16, 2001 (the trading day immediately prior to the date on which the Company announced the signing of the Merger Agreement);

    (xv)  the extensive arms-length negotiations between the Company and EarthLink, leading the Board to believe that $0.36 per Share represented the highest price per Share that could be negotiated with EarthLink;

    (xvi)  the opinion dated October 16, 2001 of TM Capital to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $0.36 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than EarthLink and its affiliates). The full text of TM Capital's written opinion dated October 17, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by TM Capital, is attached hereto as Annex B and is incorporated herein by reference. TM Capital's opinion is directed only to the fairness, from a financial point of view, of the $0.36 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than EarthLink and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety;

    (xvii)  the fact that the provisions of the Merger Agreement allow the Company, under certain circumstances and upon payment of a termination fee of $500,000 and expense reimbursement (the "Termination Fee"), to terminate the Merger Agreement to accept a transaction representing a superior proposal by third party bidders other than EarthLink (a "Superior Proposal");

    (xviii)  the view of the Board, based in part on the factors noted in clause (xi) above, regarding the likelihood of a Superior Proposal arising;

    (xix)  the assessment by the Board of certain terms of the Merger Agreement and the Stock Option Agreement, and related agreements which directly or indirectly prohibit the Company and its representatives from soliciting third party bids and from accepting, approving or recommending third party bids except for a Superior Proposal, which terms could reduce the likelihood that a third party would make a bid for the Company, as against such factors as the likelihood of occurrence of such solicitations made by third party bidders and the factors noted in clause (xi) above;

    (xx)  the assessment by the Board of certain terms in the Merger Agreement, Stock Option Agreement and Loan Agreements, which stipulate that among other events (such as, without limitation, the Company's acceptance or support of a Superior Proposal), a material breach of the Company's representations and warranties or covenants in the Merger Agreement or Loan Agreements triggers one or all of (A) a termination right by EarthLink and an obligation to pay the Termination Fee, (B) the exercisability of an option to EarthLink to purchase up to 19.9% of the outstanding Shares under the Stock Option Agreement, and (C) an acceleration of amounts due under the Loan Agreements, as against such factors as the provisions in the Merger Agreement which allow the Company to cure such breaches within 30 calendar days of receiving notice by EarthLink;

    (xxi)  the requirement by EarthLink that the Company enter into agreements with its former Telco supplier and the purchaser of its Telco business pursuant to which, among other things, the purchaser would assume obligations of the Company to the supplier in satisfaction of obligations owed by the purchaser to the Company, and the purchaser would have no further royalty obligations to the Company regardless of whether the Offer is consummated;

    (xxii)  the fact that the other conditions to EarthLink's obligations to consummate the Offer were, in light of all of the relevant circumstances and in the assessment of the Board, not unduly onerous; and

    (xxiii)  the fact that EarthLink was willing to accept any and all validly tendered Shares in the Offer, followed by a second-step Merger at the same price, and as a result of this two-step structure, there was a reasonable possibility that Cidco stockholders could sell their Shares to EarthLink in the Offer earlier than if the transaction were effected as a one-step merger.

Intent to Tender

    To the best of the knowledge of Cidco, after making reasonable inquiry, each of Cidco's executive officers, directors and affiliates of such executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them as of the date hereof.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

    Cidco has retained TM Capital as its exclusive financial advisor in connection with the Offer and Merger. Pursuant to the terms of TM Capital's engagement, Cidco has agreed to pay TM Capital (i) at the closing of the Merger, 3% of the consideration to be received by Cidco's stockholders pursuant to the Offer and the Merger, (ii) $100,000 upon TM Capital rendering a written fairness opinion in connection with the Offer, and (iii) non-refundable cash retainer fees of $15,000 per month beginning from March 14, 2001, provided, however, that the fees for providing the fairness opinion and the retainer fees described in the foregoing clauses (ii) and (iii), respectively, will be credited to the transaction fee payable upon the closing of the Merger and described in the foregoing clause (i). Cidco also has agreed to reimburse TM Capital's reasonable out-of-pocket expenses, including legal fees, and to indemnify TM Capital and certain related parties against liabilities arising out of TM Capital's engagement.

    TM Capital is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements and valuation for corporate and other purposes.

    Except as described in this Item 5, neither Cidco nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Cidco on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

    No transactions in Shares during the 60 days prior to October 31, 2001 have been effected by Cidco or, to the best of Cidco's knowledge, by any executive officer, director, affiliate or subsidiary of Cidco.

Item 7. Purposes of the Transaction and Plans or Proposal.

    Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Cidco which relates to or would result in (i) a tender offer or other acquisition of the Shares by Cidco, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation involving Cidco or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by Cidco or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cidco. The information set forth under Section 12 "Purpose of the Offer; the Merger; Plans for the Company" and Section 7 "Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

    Except as described or referred to in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Nasdaq Delisting

    In June 2001, Cidco received written notification from The Nasdaq National Market regarding the Company's failure to maintain the minimum closing bid price requirement to remain listed on The Nasdaq National Market. The letter also advised that Cidco had until September 17, 2001 to cure the deficiency or request a hearing appealing the Nasdaq staff's decision to delist the Shares. On September 27, 2001, the Nasdaq National Market announced a moratorium on the minimum bid and public float requirements for continued listing on Nasdaq. Such moratorium is currently set to expire on January 2, 2002. If the Shares are delisted and the market price for the Shares remains below $1.00, the Shares may be deemed a penny stock, which would subject the Shares to rules which impose additional sales practices rules on broker-dealers who sell Cidco's securities. As a result of the additional obligations, some brokers may not effect transactions in penny stocks, which could adversely affect the liquidity of the Shares.

Assignment and Assumption Agreement; Letter Agreement and Mutual Release

    Cidco has entered into an agreement to restructure certain arrangements with LLC and ACT Manufacturing ("ACT"). In December 2000, Cidco consummated the sale of its Telephony Business to LLC (the "Sale"). Under the terms of the Sale, LLC agreed to make certain post-closing payments, including certain royalty payments, to Cidco. Because LLC was in arrears with respect to such post-closing payments, and because Cidco owed an outstanding obligation to ACT, currently one of LLC's vendors, the parties determined to restructure their arrangements pursuant to the terms of the Assignment and Assumption Agreement dated October 1, 2001 (the "Assignment Agreement"). The Assignment Agreement provides, among other things, that LLC will assume Cidco's obligation to ACT in exchange for (i) cancellation of all rights to royalty payments effective as of August 1, 2001; and (ii) a dollar-for-dollar offset against the outstanding amounts owed to Cidco by LLC. Additionally, LLC made an immediate payment to Cidco of the amount not offset by its assumption of the obligation to ACT.

    Also as a result of the Sale, Cidco and LLC had previously entered into certain informal business arrangements regarding the transition of the telephony business to LLC (the "Transition"). In addition to settling certain matters pursuant to the terms of the Assignment Agreement, Cidco and LLC executed a letter agreement dated October 2, 2001 (the "Letter Agreement"), which memorialized their agreement on certain matters related to the Transition, including, among other matters, settlement of amounts of monies owed to each other in connection with the Transition, disposition of certain inventory of Cidco, and an agreement to enter into a sublease agreement for certain premises currently occupied by LLC.

    With monies paid to it by LLC under the Assignment Agreement, Cidco settled an outstanding obligation owed by Cidco to SBC Services and executed a Mutual Release with that entity dated October 1, 2001 ("Mutual Release"). The Assignment Agreement, Letter Agreement and Mutual Release are each attached as exhibits to Cidco's Current Report on Form 8-K filed with the SEC on October 31, 2001 immediately prior to the filing of this Schedule 14D-9 and incorporated by reference herein.

Delaware General Corporation Law

    As a Delaware corporation, Cidco is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person becomes an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, the Voting Agreements, and the Stock Option Agreement, as described in Items 2 and 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of Cidco's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of Cidco's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. However, pursuant to the Stock Option Agreement, Cidco has granted EarthLink an irrevocable option to purchase up to 2,792,586 Shares; provided, however, that in no event shall the number of Shares for which the option is exercisable exceed 19.9% of all issued and outstanding Shares. EarthLink may exercise this option in the event (i) the Merger Agreement is terminated pursuant to certain specific provisions thereof, (ii) EarthLink becomes entitled to a termination fee under the Merger Agreement, or (iii) if Cidco's stockholders do not approve the Merger Agreement (each, a "Triggering Event"). The option will expire in accordance with its terms upon the earlier of (x) the Effective Time, or (y) 24 months after termination of the Merger Agreement if such termination constitutes a Triggering Event.

Regulatory Filings

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of Shares by Purchaser pursuant to the Offer, nor the Merger, nor any of the other transactions contemplated by the Merger Agreement, Voting Agreements and the Stock Option Agreement, is subject to such requirements.

Exhibits

(a)(1)	Offer to Purchase dated October 31, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchaser with respect to Cidco on October 30, 2001 ("Schedule TO")
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to Schedule TO)
(a)(3)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)
(a)(4)	Opinion of TM Capital Corp. dated October 17, 2001 (incorporated by reference and attached hereto as Annex B)
(a)(5)	Press Release, dated October 17, 2001, regarding the proposed transaction between Cidco and EarthLink (incorporated by reference to the Schedule 14D-9C filed by Cidco with the SEC on October 18, 2001)
(a)(6)	Transcript of teleconference dated October 18, 2001, concerning the proposed agreement between Cidco and EarthLink (incorporated by reference to the Schedule 14D-9C filed by Cidco with the SEC on October 18, 2001)
(a)(7)	Letter to Cidco Stockholders dated October 31, 2001*
(e)(1)	Agreement and Plan of Merger by and among EarthLink, Purchaser and Cidco, dated as of October 17, 2001 (incorporated by reference to the Schedule 14D-9C filed by Cidco with the SEC on October 18, 2001)
(e)(2)	First Amendment to Agreement and Plan of Merger by and among EarthLink, Purchaser and Cidco, dated as of October 29, 2001 (incorporated by reference to Exhibit 22 to the Current Report on Form 8-K filed by Cidco with the SEC on October 31, 2001)
(e)(3)	Forms of Voting Agreements, dated as of October 17, 2001, between EarthLink and certain stockholders of Cidco (incorporated by reference to the Schedule 14D-9C filed by Cidco with the SEC on October 18, 2001)
(e)(4)	Stock Option Agreement, dated as of October 17, 2001, between EarthLink and Cidco (incorporated by reference to the Schedule 14D-9C filed by Cidco with the SEC on October 18, 2001)
(e)(5)	Employment Agreement between Cidco and Richard D. Kent dated as of June 1, 1998 (incorporated by reference to Exhibit 10.32 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 filed by Cidco with the SEC on November 13, 1998)
(e)(6)	Employment Agreement between Cidco and William A. Sole dated as of June 5, 1998 (incorporated by reference to Exhibit 10.39 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 filed by Cidco with the SEC on May 14, 1999)
(e)(7)	Employment Agreement between Cidco and Paul G. Locklin dated as of November 12, 1998 (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed by Cidco with the SEC on March 31, 1999)
(e)(8)	Employment Agreement between Cidco and Howard Leyda dated as of March 9, 2001
(e)(9)	Employment Agreement between Cidco and Kevin Flaherty dated as of March 20, 2001
(e)(10)	Employment Agreement between Cidco and David L'Heureux dated as of September 21, 1999
(e)(11)	Employment Agreement between Cidco and Arthur Kenny dated as of March 8, 2000 and as amended March 8, 2001
(e)(12)	Employment Agreement between Cidco and Helder Ramalho dated as of November 27, 2000
(e)(13)	Promissory Note and Pledge Agreement with William A. Sole dated as of March 21, 2000
(e)(14)	Promissory/Real Estate Note and Pledge Agreement with Howard Leyda dated as of September 20, 2000
(e)(15)	Mutual Non-Disclosure and Non-Solicitation Agreement dated as of September 6, 2001 between EarthLink and Cidco

(e)(16)	First Amendment to Rights Agreement dated as of October 17, 2001 between The Bank of New York as successor-in-rights-agent to United States Trust Company and Cidco (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Cidco with the SEC on October 31, 2001)
(e)(17)	Second Amendment to Rights Agreement dated as of October 25, 2001 between The Bank of New York as successor-in-rights-agent to United States Trust Company and Cidco (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Cidco with the SEC on October 31, 2001)
(e)(18)	Advance Agreement, dated as of October 17, 2001, between EarthLink and Cidco (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cidco with the SEC on October 31, 2001)
(e)(19)	Security Agreement, dated as of October 17, 2001, between EarthLink and Cidco (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cidco with the SEC on October 31, 2001)
(e)(20)	Deed of Trust, dated as of October 17, 2001, in favor of EarthLink signed by Cidco (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cidco with the SEC on October 31, 2001)
(e)(21)	Form of Indemnification Agreement between Cidco and each of its officers and directors (incorporated by reference to Cidco's registration statement on Form S-1, File No. 33-74114)

*
Included in the materials mailed to Cidco Stockholders

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDCO INCORPORATED
By:	/s/ RICHARD D. KENT Richard D. Kent Chief Financial Officer, Chief Operations Officer, Chief Accounting Officer and Corporate Secretary

ANNEX A

CIDCO INCORPORATED
220 Cochrane Circle
Morgan Hill, CA 95037
(408) 779-1162

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about October 31, 2001, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $.01 par value per share (the "Shares"), of Cidco Incorporated, a Delaware corporation ("Cidco" or the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being provided in connection with the possible appointment of persons designated by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("EarthLink"), to at least a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to Section 1.4 of the Agreement and Plan of Merger, dated as of October 17, 2001 by and among EarthLink, Purchaser and Cidco, as amended by such parties pursuant to the First Amendment to Agreement and Plan of Merger dated as of October 29, 2001 (the "Merger Agreement").

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Merger Agreement, on October 31, 2001, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). It is a condition to the Offer that greater than 50% of the issued and outstanding Shares be tendered and not withdrawn at the time the Shares are accepted for payment by Purchaser (the "Minimum Condition"). The Offer is scheduled to expire at midnight, New York City Time, on November 29, 2001, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company shall become a wholly-owned subsidiary of EarthLink.

    The information contained in this Information Statement concerning EarthLink and Purchaser has been furnished to the Company by EarthLink, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

    The Shares are the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. As of October 17, 2001, there were 14,033,097 Shares issued and outstanding.

The Company's Board of Directors

    If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to this paragraph) multiplied by the percentage that the aggregate number of Shares beneficially owned by EarthLink, Purchaser or any of their respective affiliates, bears to the aggregate number of Shares then outstanding. If, and at such times, as requested by EarthLink, the Company will use its best efforts to cause each committee of the Board and the board of directors of each subsidiary of the Company, and the committees of each such board of directors, to include persons designated by Purchaser constituting the same percentage of each such committee and the board of each subsidiary of the Company as Purchaser's designees are of the Board. The Company shall, on request of Purchaser, promptly increase the size of the Board as is necessary to enable Purchaser's designees to be elected to the Board or promptly secure the resignations of such number of its incumbent directors or both and the Company shall cause Purchaser's designees to be so elected. After the time that the EarthLink Designees constitute at least a majority of the Board and until the Effective Time any (i) amendment or termination of the Merger Agreement by or on behalf of the Company, (ii) exercise or waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) extension of time for the performance or waiver of any of the obligations or other acts of EarthLink or Purchaser under the Merger Agreement or (iv) other action by the Company in connection with the Merger Agreement, shall require the approval of a majority of then-serving directors, if any, who are not EarthLink Designees (the "Continuing Directors"), except to the extent that applicable law requires that such action be acted upon by the full Board, in which case such action will require the concurrence of both a majority of the Board and a majority of the Continuing Directors. Vacancies in the Continuing Directors may (but are not required to be) filled by designees selected the EarthLink Designees, who shall be deemed Continuing Directors for purposes of the Merger Agreement. In the event there are no remaining Continuing Directors (for any reason) at the time any such matter is addressed by the Company Board, the vote of the Continuing Directors shall not be required.

    As of the date of this Information Statement, Purchaser has not determined who will be Purchaser's designees. However, Purchaser's designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. EarthLink and Purchaser have advised the Company that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between EarthLink, Purchaser and the Company that have been described in the Schedule TO or this Information Statement.

    EarthLink has advised the Company that none of the persons listed on Schedule I is an adverse party to the Company in any material legal proceedings or has a material interest in any such proceedings. EarthLink has also advised the Company that none of the persons listed in Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

    It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and assuming the Minimum Condition has been satisfied and Purchaser has acquired a majority of the Shares, which purchase cannot be earlier than midnight, New York time, on November 29, 2001, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Company Board.

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's executive officers and directors and their ages and positions as of October 31, 2001 are as follows.

Name	Position with the Company	Age
John Floisand	Director	56
Marv Tseu	Director	53
Paul G. Locklin	Director, Chief Executive Officer and President	55
Robert Lee	Director	53
Richard D. Kent	Chief Financial Officer and Chief Operating Officer	45
William A. Sole	Executive Vice President, Worldwide Sales and Marketing	44

    John Floisand has served as a director of the Company since November 1999. Mr. Floisand is currently Chief Executive Officer of Rogue Wave Software, a software business and consulting company. From November 1999 to October 2000, Mr. Floisand served as President of Personic Inc., a software company. From April 1997 to October 1999, Mr. Floisand first served as Senior Vice President of Worldwide Sales and then later as President of Borland.com, also a software company. In addition, from March 1986 to March 1997, he served as a Senior Vice President of Apple Computers. Mr. Floisand also serves as a director of Rogue Wave Software. Mr. Floisand received a B.A. degree in marketing from Columbia University.

    Marv Tseu has served as a director of the Company since November 1999. Mr. Tseu is currently on sabbatical. From February 2001 to July 2001, Mr. Tseu served as Chief Executive Officer of Method Networks, an Internet technology company that helps enterprises automate the management of their Internet networks. Mr. Tseu was previously the President and Chief Executive Officer of SiteSmith, Inc., a leading provider of outsourced Internet site operation services, co-founded by Mr. Tseu in 1999. From August 1998 to July 1999, he served as President of Structured Internetworks, a network equipment company. From August 1996 to July 1998, Mr. Tseu served as Executive Vice President of Marketing of the Company. In addition, from July 1996 to November 1998, he served as Vice President of Sales and Marketing at Plantronics, Inc. Previously, Mr. Tseu also served as an area manager for AT&T Consumer Products Division and spent twelve years with Pacific Telephone Company (now Pacific Bell). He also serves as a director and chairman of Plantronics. Mr. Tseu received his B.S. degree in economics from Stanford University.

    Mr. Locklin, co-founder of Cidco, was President and Chief Executive Officer of the Company from 1986 to 1997. From March 1997 to April 1997, he served as Co-Chairman of the Board and has served as Chairman of the Board since April 1997. Paul G. Locklin returned to the Company as President of the Telco Products and Services Division of the Company in July 1998 and has served as President and Chief Executive Officer of the Company since September 1998. Prior to founding the Company with Mr. Robert Diamond, Mr. Locklin established PCI, an international electronics manufacturer that specialized in liquid crystal displays, wire bondable printed circuit substrates and high-volume contract assembly. While at PCI, Mr. Locklin served as President and CEO. Previous to his time at PCI, Mr. Locklin held a research position for the Color and Chemical Division of Hercules Inc. Mr. Locklin received a B.S. in Marketing from California State University at Hayward.

    Robert Lee has served as a director of the Company since November 1999. Mr. Lee is currently retired. From 1987 to 1998, he was an Executive Vice President with Pacific Bell and had previously worked with Pacific Bell since 1972. Mr. Lee also serves as a director Interland, Inc., a publicly held company, as well as for a number of publicly and privately held high-technology companies. Mr. Lee received a B.S. in Electrical Engineering from the University of Southern California and an M.B.A. degree from the University of California at Berkeley.

    Richard D. Kent joined Cidco in June 1994 as Corporate Controller. After being promoted in January 1997, Mr. Kent served as Vice President of Finance and Chief Financial Officer. In July of 1998, Mr. Kent took on the additional duties of Chief Operating Officer and Corporate Secretary. Prior to joining Cidco, he served as Corporate Controller of Radius, Inc., a computer peripheral manufacturer, and Wiltron Company, an automated test equipment manufacturer. Mr. Kent is a Certified Public Accountant and received a Bachelor of Science in Business Administration with an emphasis in Finance and Accounting from University of California at Berkeley.

    William A. Sole joined Cidco in April 1998 and serves as the Executive Vice President of Worldwide Sales and Marketing. Prior to joining Cidco, Mr. Sole served as Vice President of Sales at Voysys, a maker of small business voice mail systems and integrated voice communication systems. During the two years prior to employment with Voysys, Mr. Sole held various senior sales and marketing positions at Wyse Technology. Mr. Sole received a B.A. in Materials Logistics Management from Michigan State University and an MBA from Pepperdine University.

Board Meetings

    During the year 2000, the Board of the Company held seven (7) meetings. With the exception of Ernest K. Jacquet, who resigned from the Board on October 26, 2001, no director attended fewer than 75% of the total number of meetings of the Board and the committees of the Board on which such director served, during that period.

Board Committees

    The Board has an Audit Committee, Compensation Committee, Stock Option Committee and Nominating Committee. During the year 2000 the Audit Committee of the Board held one (1) meeting; the Compensation Committee of the Board held one (1) meeting; the Stock Option Committee held no meetings, but acted numerous times by unanimous written consent, and the Nominating Committee held no meetings.

    The members of the Audit Committee are Messrs. Floisand, Lee and Tseu. Mr. Eilers served as a member of this committee until March 2001, when Mr. Eilers resigned and Mr. Tseu was appointed to fill the resulting vacancy. In 2001, the Board also increased the size of the committee from two to three and appointed John Floisand to the Committee. Mr. Floisand was appointed to the Audit Committee in order for the Company to comply with newly-effected rules of the National Association of Securities Dealers, which require audit committees to have at least three members. The functions of the Audit Committee are set forth in the Audit Committee Charter, attached as Appendix 1.

    The Compensation Committee is currently comprised of Mr. Floisand, with one vacancy. The Compensation Committee reviews and determines the salary and bonus criteria for all executive officers. For additional information about the Compensation Committee, see "Executive Compensation" below.

    The members of the Stock Option Committee are Messrs. Floisand and Lee. The Stock Option Committee is responsible for administering the Company's Second Amended and Restated 1993 Stock Option Plan (the "1993 Plan"), including approving stock option grants to officers and employees of Company and the Amended and Restated 1998 Nonstatutory Stock Option Plan (the "1998 Plan"). For additional information about the Stock Option Committee, see "Executive Compensation" below.

    The members of the Nominating Committee are Messrs. Locklin and Tseu, with one vacancy. The Nominating Committee considers qualified candidates for appointment and nomination for election to the Board and makes recommendations concerning such candidates. Stockholders may nominate one or more persons for election as directors at a meeting only if timely notice of such nomination(s) has been given in writing to the Secretary of the Company in accordance with the Company's Bylaws.

Report of the Audit Committee

    The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. With the exception of Mr. Tseu, each member of the Audit Committee is "independent," as defined under Rule 4200(a)(15) of the NASD listing standards. Although Mr. Tseu is not an "independent" director by virtue of his having been an employee of the Company within the past three years, the Board determined that it was in the best interests of the Company and its stockholders to appoint Mr. Tseu to the Audit Committee given his expertise, financial literacy, knowledge of the Company and the Board's determination that Mr. Tseu's independent judgment would not be adversely affected by his prior employment.

    The Audit Committee reviewed with PricewaterhouseCoopers LLP, who are responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, their judgments as to the quality and acceptability of accounting principles and any other matters that the Audit Committee is required to discuss under generally accepted auditing standards. In addition, the Audit Committee has discussed PricewaterhouseCoopers LLP's independence from management and the Company including matters set forth in the written disclosures required by Independence Standards Board Standard No. 1 and matters required to be discussed by Statement on Auditing Standards No. 61 pertaining to communications with Audit Committees.

    The Audit Committee discussed with PricewaterhouseCoopers LLP the overall scope and plans of their audits. The Audit Committee met with PricewaterhouseCoopers, as the Company's independent auditors, with and without management present, to discuss results of their examinations, their evaluations of internal controls and the overall quality of financial reporting. The Audit Committee held one meeting during fiscal 2000. The written charter for the Audit Committee that was adopted by the Board is included in this Information Statement as Appendix 1.

    Relying on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, for filing with the SEC.

    The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the 1934 Securities Exchange Act, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

                      AUDIT COMMITTEE
                      John Floisand, Robert Lee, Marv Tseu

Director Compensation

    Directors who are also employees of the Company are not paid any fees or other remuneration for service on the Board or on any Board Committee. The non-employee directors of the Company are paid (unless the Board specifically determines otherwise with respect to any such person) director's fees at the rate of $20,000 per year (payable quarterly in arrears) for serving as directors of the Company. The Company also reimburses all of its directors for their reasonable out-of-pocket expenses incurred in the performance of their duties as directors of the Company. Directors may also receive options to purchase the Company's Common Stock pursuant to the Directors Plan.

    Pursuant to the Directors Plan, in the event of a sale of all or substantially all of the assets of the Company or a merger to which the Company is a party, the Board may, in its discretion, accelerate the vesting of outstanding options if the successor corporation refuses to assume the outstanding options or substitute equivalent options. Further, in the event of a "change in control," as defined by the Directors' Plan, the vesting of outstanding options will automatically accelerate in full. The Company's sale to David S. Lee on December 14, 2000 of its Telco Business constituted a sale of substantially all of the assets of the Company within the meaning of the Directors Plan but did not constitute a change in control under that plan. In connection with the sale, the Board provided that the Company, as the continuing corporation, would assume all of the options outstanding under the Directors Plan. Accordingly, the vesting of options held by the Company's directors was not accelerated as a result of the sale of the Telco Business.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

    The following table sets forth information for the years ended December 31, 2000, 1999 and 1998 concerning the compensation of the Chief Executive Officer, the two most highly compensated executive officers of the Company other than the Chief Executive Officer whose total salary and bonus for the year ended December 31, 2000 exceeded $100,000 for services in all capacities to the Company and its subsidiaries, and the two former officers whose total salary and bonus for the year ended December 31, 2000 exceeded $100,000 for services in all capacities to the Company and its subsidiaries during their employment:

Summary Compensation Table

	Annual Compensation					Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(1)		Other Annual Compensation	Securities Underlying Options		All Other Compensation(2)
Paul G. Locklin(3) President and Chief Executive Officer	2000 1999 1998	$250,000 255,587 110,577		$0 0 0	$0 0 0	0 0 250,000		$3,580 4,365 1,097
Richard D. Kent Chief Financial Officer and Chief Operating Officer	2000 1999 1998	$203,846 199,038 192,308		$100,000 0 0	$0 0 0	100,000 0 246,664	(4)	$3,364 3,056 3,179
William A. Sole(5) Executive Vice President, Worldwide Sales and Marketing	2000 1999 1998	$200,000 200,244 142,308	$ $	100,000 80,000 71,000	$0 0 0	100,000 0 225,000	(4)	$3,364 3,056 3,022
Former Officers:
Timothy J. Dooley(6) Executive Vice President, Strategic Bus. Development	2000 1999 1998	$203,846 200,244 93,105		$100,000 0 0	$0 0 0	100,000 0 165,000	(7)	$3,364 3,056 139,068
Ian G.A. Laing(8) Executive Vice President, Network Phones & Accessory Products	2000 1999 1998	$202,651 197,898 207,692		$100,000 0 0	$0 0 0	100,000 0 238,332	(4)	$103,364 3,056 2,610

(1)
Bonuses in year 2000 are retention bonuses that were earned by the individual remaining with the Company during fiscal year 2000. Bonuses in years 1999 and 1998 are based on performance. See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

(2)
Represents: (i) matching contributions by the Company to the Company's 401(k) plan in the following amounts for 2000, 1999 and 1998, respectively: Locklin ($2,500, $2,500, $0), Kent ($2,500, $2,500, $2,500), Laing ($2,500, $2,500, $2,500), Sole ($2,500, $2,500, $2,500), Dooley ($2,500, $2,500, $2,500), (ii) insurance premiums paid by the Company with respect to life insurance in the following amounts during 2000, 1999 and 1998, respectively: Locklin ($1,080, $1,865, $1,097), Kent ($864, $556, $679), Laing ($864, $556, $110), Sole ($864, $556, $522), Dooley ($864, $556, $714) and (iii) severance payments made in 2000, 1999 and 1998 respectively: Locklin ($0, $0, $0), Laing ($100,000, $0, $0), Dooley ($0, $0, $135,854). See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

(3)
Mr. Locklin served as President and Chief Executive Officer of the Company from 1986 to March 1997. He returned to the Company as President, Telco Products and Services Division in July 1998 and has served as President and Chief Executive Officer since September 1998. See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

(4)
Includes: (i) for Mr. Kent, 153,332 options outstanding as of December 31, 1998, and 93,332 shares for options previously granted in 1998 that were canceled and replaced pursuant to the August 17, 1998 repricing; (ii) for Mr. Laing, 156,666 shares for options outstanding as of December 31, 1998, and 81,666 shares for options previously granted in 1998 that were canceled and replaced pursuant to the August 17, 1998 repricing; and (iii) for Mr. Sole, 150,000 shares for options outstanding as of December 31, 1998, and 75,000 shares for options previously granted in 1998 that were canceled and replaced pursuant to the August 17, 1998 repricing.

(5)
Mr. Sole joined the Company in April 1998.

(6)
Mr. Dooley served in various positions at the Company from June 1991 to April 1998. He returned to the Company in October 1998 as Executive Vice President, Strategic Business Development. See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

(7)
Includes 90,000 shares for options outstanding as of 1998 and 75,000 shares for options previously granted in 1995, 1997 and 1998 that were canceled and replaced pursuant to the October 30, 1998 repricing.

(8)
See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

Stock Options Granted in Fiscal 2000

    The following table provides certain information concerning options to purchase the Company's common stock granted during the fiscal year ended December 31, 2000 to the persons named in the Summary Compensation Table above.

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Shares Underlying Options Granted(2)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share(3)	Expiration Date	5%	10%
Paul G. Locklin	0	0	—	—	—	—
Richard D. Kent	100,000	11.5%	$4.375	2/9/10	$275,141	$697,262
William A. Sole	100,000	11.5%	$4.375	2/9/10	275,141	697,262
Former Officers:
Timothy J. Dooley	100,000	11.5%	$4.375	2/9/10	275,141	697,262
Ian G.A. Laing	100,000	11.5%	$4.375	2/9/10	275,141	697,262

(1)
Potential gains are net of exercise price, but before taxes associated with exercise. The amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the Shares appreciates at 5% and 10% over the option term based on the per Share market price at the time of grant, and that the option is exercised and sold on the last day of its option term for the appreciated stock price These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

(2)
Options listed above were granted under the 1993 Plan and vest and become exercisable 12.5% after six months and an additional 1/48 per month thereafter.

(3)
All options were granted at market value on the date of grant.

Option Exercises in Fiscal 2000 and Year-End Values

    The following table provides certain information concerning exercises of options to purchase the Company's Common Stock in the year ended December 31, 2000 and unexercised options held as of December 31, 2000, by the persons named in the Summary Compensation Table.

Option Fiscal Year-End Values(1)

						Value of Unexercised In-the-Money Options at December 31, 2000(2)
			Number of Securities Underlying Unexercised Options at December 31, 2000
Name	Shares acquired on exercise	Value Realized					$ Unexercisable
			Exercisable		Unexercisable	$ Exercisable
Paul G. Locklin	—	—	245,208		134,792	$150,000	0
Richard D. Kent	—	—	109,409		118,923	0	0
William A. Sole	—	—	111,458		138,542	0	0
Former Officers:
Timothy J. Dooley	—	—	60,304		190,000	$456	0
Ian G.A. Laing	—	—	155,554	(3)	0	0	0

(3)
No Shares were acquired on exercise in 2000.

(4)
Based on a fair market value of $1.50, the closing price of the Common Stock on December 31, 2000, as reported by The NASDAQ National Market. Does not include options that had an exercise price greater than $1.50.

(5)
Mr. Laing's options were accelerated and became immediately exercisable pursuant to Mr. Laing's termination from the Company on December 11, 2000 following the sale of the Company's Telco business and assets. See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

    On November 12, 1998, the Company entered into an employment agreement with Paul G. Locklin, the President and Chief Executive Officer of the Company (the "Locklin Agreement"). In connection with the Locklin Agreement, Mr. Locklin was granted a non-qualified option to purchase 250,000 shares of the Company's Common Stock under the 1993 Plan at an exercise price of $2.75 per share. The Locklin Agreement provides that in the event Mr. Locklin's employment is terminated by the Company without "Cause" or by Mr. Locklin for "Constructive Termination" (as such terms are defined in the Locklin Agreement), Mr. Locklin shall receive the following severance benefits: (i) a lump sum payment equal to twelve months of Mr. Locklin's then effective base salary, and (ii) a lump sum payment for COBRA medical insurance coverage for 12 months after the date of termination. If within six months of a "Change of Control" (as defined in the Locklin Agreement) Mr. Locklin's employment is terminated by the Company without "Cause" or by Mr. Locklin for "Constructive Termination," then Mr. Locklin is entitled to certain stock option acceleration benefits in addition to the payments described above. The Locklin Agreement was ratified by the Compensation Committee of the Board at a special telephonic meeting held on April 6, 1999.

    On September 30, 1994, the Company entered into an employment agreement (the "Dooley Agreement") with Mr. Dooley. The Dooley Agreement provided for a minimum base annual salary, subject to annual review by the Company's Compensation Committee, with a minimum annual increase for subsequent years to account for increases in the cost of living as reflected in the Price Index for All Urban Consumers in the Bay Area. The Dooley Agreement also provided that Mr. Dooley would be eligible to receive bonuses in such amounts, at such times and upon such terms as the Board may in its sole discretion, without any obligation to do so, determine and award. The Dooley Agreement further provided for Mr. Dooley to participate in Company benefit plans. In the event that Mr. Dooley's employment with the Company was terminated by the Company without "Cause" or by Mr. Dooley for "Good Reason," he would receive the following severance benefits: (i) continuation for six months of his then current base salary and (ii) continuation for six months of certain Company-paid benefits. On January 12, 2001, Mr. Dooley's employment with the Company was terminated. Pursuant to the terms of a Separation Agreement and Release of Claims, Mr. Dooley's stock options became immediately exercisable and remained so for a period of six months after his date of separation and the Company agreed to pay him $150,000 in severance.

    On June 28, 1996, the Company entered into an employment agreement (the "Laing Agreement") with Mr. Laing. The Laing Agreement provided for a minimum base annual salary, subject to annual review by the Company's Compensation Committee, with a minimum annual increase for subsequent years to account for increases in the cost of living as reflected in the Price Index for All Urban Consumers in the Bay Area. The Laing Agreement also provided that Mr. Laing would be eligible to receive bonuses in such amounts, at such times and upon such terms as the Board may in its sole discretion, without any obligation to do so, determine and award. The Laing Agreement further provided for Mr. Laing to participate in Company benefit plans. In the event that Mr. Laing's employment with the Company was terminated by the Company without "Cause" or by Mr. Laing for "Good Reason," he would receive the following severance benefits: (i) continuation for twelve months of his then current base salary and (ii) continuation for twelve months of certain Company-paid benefits. On December 11, 2000, Mr. Laing's employment with the Company was terminated as a result of a "change of control," the sale of the Company's Telco business and assets. Mr. Laing accepted employment with the purchaser of the Telco business. Pursuant to the terms of a Separation Agreement and Release of Claims and the Company's Stock Option Plan, Mr. Laing's stock options became immediately exercisable and remained so for a period of six months after his date of separation and the Company agreed to pay him $100,000 in severance and an additional $100,000 if he is terminated by his new employer within twelve months of closing.

    On June 1, 1998, the Company entered into a new employment agreement with Mr. Kent (the "Kent Agreement") which provides that in the event Mr. Kent's employment is terminated by the Company without "Cause" or by Mr. Kent for "Constructive Termination" (as such terms are defined in the Kent Agreement), Mr. Kent shall receive the following severance benefits: (i) a lump sum payment equal to twelve months of Mr. Kent's then effective base salary, and (ii) a lump sum payment for COBRA medical insurance coverage for 12 months after the date of termination. If within six months of a "Change of Control" (as defined in the Kent Agreement) Mr. Kent's employment is terminated by the Company without "Cause" or by Mr. Kent for "Constructive Termination," then Mr. Kent is entitled to certain stock option acceleration benefits in addition to the payments described above.

    On June 5, 1998, the Company entered into a new employment agreement with Mr. Sole (the "Sole Agreement") which provides that in the event Mr. Sole's employment is terminated by the Company without "Cause" or by Mr. Sole for "Constructive Termination" (as such terms are defined in the Sole Agreement), Mr. Sole shall receive the following severance benefits: (i) a lump sum payment equal to twelve months of Mr. Sole's then effective base salary and (ii) a lump sum payment for COBRA medical insurance coverage for 12 months after the date of termination. If within six months of a "Change of Control" (as defined in the Sole Agreement) Mr. Sole's employment is terminated by the Company without "Cause" or by Mr. Sole for "Constructive Termination," then Mr. Sole is entitled to certain stock option acceleration benefits in addition to the payments described above.

    The 1993 Plan and the 1998 Plan each provide that, in the event of a sale of all or substantially all or the Company's assets, certain mergers to which the Company may be a party or another change in control event as defined by the plans (each, a "change in control"), the vesting of each outstanding option held by a service provider whose service has not previously terminated will be accelerated in full unless the outstanding option is assumed or an equivalent option is granted by the surviving, continuing, successor or purchasing corporation or its parent. The options terminate if they are not assumed or exercised prior to the change in control. Further, the 1993 Plan and 1998 Plan each provide for acceleration in full of the vesting of any such assumed or substituted option if, within 12 months following a change in control, the option holder is terminated without "cause" or resigns for "good reason," as such terms are defined by the plans. The Company's sale to David S. Lee on December 14, 2000 of its Telco Business constituted a sale of substantially all of the assets of the Company within the meaning of the 1993 Plan and 1998 Plan. In connection with the sale, the Company, as the continuing corporation, assumed all of the outstanding options held by persons remaining with the Company following the sale. Accordingly, the vesting of options held by such persons was not accelerated as a result of the sale of the Telco Business. However, except to the extent that the terms of their stock options may be superseded by the terms of the applicable employment agreement described above, the vesting of options held by an executive officer named in the foregoing Summary Compensation Table will be accelerated in full if, within 12 months following the sale of the Telco Business, the executive officer is terminated without "cause" or resigns for "good reason."

Compliance with Section 16(a) of the Securities and Exchange Act of 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the last fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by such persons.

Stock Ownership of Certain Beneficial Owners and Management

    The following table sets forth, as of October 17, 2001, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director and director-nominee of the Company, (iii) each person named in the Summary Compensation Table below and (iv) all directors and executive officers of the Company as a group.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding(2)
Arthur A. Watson, Jr. 2787 Burning Daylight Farm Free Union, Virginia 22940	1,335,700	(3)	9.5%
Paul G. Locklin	1,213,208	(4)	8.4%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	1,105,200	(5)	7.8%
Waveland Partners L.P. 227 West Monroe Street Ste. 4800 Chicago, Illinois 60606	1,441,000	(6)	10.2%
Trimark Financial Corporation One First Canadian Place, Suite 5600, P.O. Box 487 Toronto Ontario M5X 1E5	947,000	(7)	6.7%
William A. Sole	217,745	(8)	1.5%
Richard D. Kent	161,589	(9)	1.1%
John Floisand	25,000	(10)	*
Robert Lee	25,000	(11)	*
Marv Tseu	25,000	(12)	*
Former Executive Officers:
Timothy J. Dooley	0	(13)	*
Ian G.A. Laing	0	(14)	*
All current directors and executive officers as a group (6 persons)	1,667,604	(15)	11.3%

*
Less than 1%.

(1)
Except as indicated in the footnotes to this table, to the Company's knowledge the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2)
Calculated on the basis of 14,033,097 shares of Common Stock outstanding as of October 17, 2001, except that shares of Common Stock underlying options exercisable within 60 days of October 17, 2001 are deemed to be outstanding for purposes of calculating the beneficial ownership of Common Stock of the holders of such options.

(3)
Based on a Schedule 13G/A filed on February 9, 2000 with the SEC. Includes 163,300 shares for which Mr. Watson shares voting power with certain members of his immediate family, and includes 233,200 shares for which Mr. Watson shares dispositive power with certain members of his immediate family.

(4)
Includes 315,208 shares subject to options exercisable within 60 days of October 17, 2001. Based on a Schedule 13G/A filed on February 14, 2001 with the SEC.

(5)
Based on a Schedule 13G filed on February 2, 2001 with the SEC.

(6)
Based on a Form 3 filed on September 19, 2001 by Waveland Partners, L.P., Waveland Capital Management, L.P, Clincher Capital Corporation and Waveland Capital Management, LLC with the SEC.

(7)
Based on a Schedule 13G/A filed on February 10, 2000 with the SEC.

(8)
Represents 172,396 shares subject to options exercisable within 60 days of October 17, 2001.

(9)
Includes 159,548 shares subject to options exercisable within 60 days of October 17, 2001.

(10)
Represents 25,000 shares subject to options exercisable within 60 days of October 17, 2001.

(11)
Represents 25,000 shares subject to options exercisable within 60 days of October 17, 2001.

(12)
Represents 25,000 shares subject to options exercisable within 60 days of October 17, 2001.

(13)
Mr. Dooley's employment with the Company was terminated effective January 12, 2001. Pursuant to the terms of a Separation Agreement and Release of Claims, Mr. Dooley's stock options became fully vested and immediately exercisable and remained so for a period of six months after his date of separation (through July 12, 2001). See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

(14)
Mr. Laing's employment with the Company terminated on December 11, 2000. Pursuant to the terms of a Separation Agreement and Release of Claims and the Company's Stock Option Plan, Mr. Laing's stock options became fully vested and immediately exercisable and remained so for a period of six months after his date of separation (through June 11, 2001). See "EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS."

(15)
See notes (4) and (8) through (12). Includes 722,152 shares subject to options exercisable within 60 days of October 17, 2001.

Certain Relationships and Related Transactions

Employment Agreements and Severance Arrangements with Executive Officers and Directors

    This discussion set forth in Item 3—"Past Contracts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14D-9 is incorporated herein by this reference.

Indemnification; Directors and Officers' Insurance

    The discussion set forth in Item 3—"Past Contracts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14D-9 is incorporated herein by this reference.

Appendix 1

AUDIT COMMITTEE CHARTER

CIDCO Incorporated
Audit Committee Charter

    1. Overall Purpose/Objectives

    The audit committee will assist the board in fulfilling its oversight responsibilities. The audit committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the board of directors, management, and external auditors. To perform his or her role effectively, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.

    2. Authority

    The board authorizes the audit committee, within the scope of its responsibilities, to:

      2.1  Seek any information it requires from:

      •
      any employee (and all employees are directed to co-operate with any request made by the audit committee)

      •
      external parties

      2.2  Obtain outside legal or other professional advice.

      2.3  Ensure the attendance of company officers at meetings as appropriate.

    3. Organization

      Membership

      3.1  The audit committee will be comprised of three (3) members, of which all will be non-executive directors.

      3.2  Each member should be capable of making a valuable contribution to the committee.

      3.3  All members should be independent of management.

      3.4  The chairman of the audit committee will be nominated by the board from time to time.

      3.5  Members will be appointed for a three (3) year term of office.

      3.6  A quorum for any meeting will be two (2) members.

      3.7  The secretary of the audit committee will be the company secretary, or such other person as nominated by the committee or the board.

      Attendance at Meetings

      3.8  The audit committee may invite such other persons (e.g. the CEO, CFO or Corporate Counsel) to its meetings, as it deems necessary.

      3.9  The internal and external auditors should be invited to make presentations to the audit committee as appropriate.

      3.10  Meetings shall be held not less than one (1) time a year. Special meetings may be convened as required. External auditors may convene a meeting if they consider that it is necessary.

      3.11  The proceedings of all meetings will be minuted.

    4. Roles and Responsibilities

      The audit committee will:

      Internal Control

      4.1  Evaluate whether management is setting the appropriate "control culture" by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities.

      4.2  Consider how management is held to account for the security of computer systems and applications, and the contingency plans for processing financial information in the event of a systems breakdown.

      4.3  Gain an understanding of whether internal control recommendations made by the auditors have been implemented by management.

      Financial Reporting

      a) General

      4.4  Gain an understanding of the current areas of greatest financial risk and how management is managing these effectively.

      4.5  Consider with the Corporate Counsel and auditors any fraud, illegal acts, deficiencies in internal control or other similar issues.

      4.6  Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

      4.7  Ask management and the auditors about significant risks and exposures and the plans to minimize such risks.

      4.8  Review any legal matters which could significantly impact the financial statements.

      b) Annual Financial Statements

      4.9  Review the annual financial statements and determine whether they are complete and consistent with the information known to committee members; assess whether the financial statements reflect appropriate accounting principles.

      4.10  Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

      4.11  Focus on judgmental areas, for example those involving valuation of assets and liabilities; warranty, product or environmental liability; litigation reserves; and other commitments and contingencies.

      4.12  Meet with management and the external auditors to review the financial statements and the results of the audit.

      4.13  Review the other sections of the annual report before its release and consider whether the information is understandable and consistent with members' knowledge about the company and its operations.

      c) Preliminary Announcements, Interim Financial Statements and. Analysts' Briefings

      4.14  Be briefed on how management develops preliminary announcements, interim financial information and analysts' briefings and the extent to which the external auditors review such information.

      4.15  Assess the fairness of the preliminary and interim statements and disclosures, and obtain explanations from management and auditors on whether:

      •
      Actual financial results for the interim period varied significantly from budgeted or projected results.

      •
      Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices.

      •
      Generally accepted accounting principles have been consistently applied.

      •
      There are any actual or proposed changes in accounting or financial reporting practices.

      •
      There are any significant or unusual events or transactions.

      •
      The company's financial and operating controls are functioning effectively.

      •
      The preliminary announcements and interim financial statements contain adequate and appropriate disclosures.

External Audit

      4.16  Review the external auditors' proposed audit scope and approach and ensure no unjustified restrictions or limitations have been placed on the scope.

      4.17  Review the performance of the external auditors.

      4.18  Review the range of services provided by external audit in the context of all consulting services bought by the company.

      4.19  Make recommendations to the board regarding the reappointment of the external auditors.

      4.20  Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.

      4.21  Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

      4.22  Ensure that management responds to recommendations by the external auditors.

Compliance with Laws and Regulations

      4.23  Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any fraudulent acts or non-compliance.

      4.24  Obtain regular updates from management and company's legal counsel regarding compliance matters.

      4.25  Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

      4.26  Review the findings of any examinations by regulatory agencies.

Reporting Responsibilities

      4.27  Regularly update the board about committee activities and make appropriate recommendations.

      4.28  Ensure the board is aware of matters which may significantly impact the financial condition or affairs of the business.

Other Responsibilities

      4.29  Perform other oversight functions as requested by the full board.

      4.30  If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

      4.31  Review and update the charter; receive approval of changes from the board.

      4.32  Evaluate the committee's own performance on a regular basis.

    5. Independent Auditors

      5.1  Recommend to the Board the selection of the external auditors, considering independence and effectiveness.

      5.2  Obtain from the external auditors a formal written statement delineating all relationships between the auditor and the Company, and discussing with the auditor any disclosed relationships or services that may impact auditor objectivity and independence (consistent with Independence Standards Board Standard No. 1).

      5.3  Take, or recommend that the Board take, appropriate action to oversee the independence of the outside auditor.

      5.4  Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

    Periodically consult with the external auditors out of the presence of management about internal controls and the fullness and accuracy of the Company's financial statement.

SCHEDULE I

    As of the date of this Information Statement, EarthLink has not determined who will be EarthLink's designees. However, EarthLink's designees will be selected from the following list of directors and officers of EarthLink or its affiliates. The information contained herein concerning EarthLink and its directors and executive officers and those of its affiliates has been furnished by EarthLink and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

    The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by EarthLink (which is to the best of EarthLink's knowledge), beneficially owns any securities (or any to acquire securities) of the Company. The Company has been advised by EarthLink that, to the best knowledge of EarthLink, none of the EarthLink's designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

EARTHLINK'S DESIGNEES

    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of EarthLink's designees. Unless otherwise indicated, the current business address of each person is 1375 Peachtree Street, Level A, Atlanta,Georgia. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with EarthLink.

Name and Age	Present Principal Occupation or Employment Material Positions Held During the Past Five Years
Charles G. Betty, 44	Charles G. Betty is the Chief Executive Officer and a member of the Board of Directors of EarthLink, Inc. ("EarthLink")[1]. Mr. Betty served as President and as a director of EarthLink Network from January 1996 and in May 1996 was named Chief Executive Officer of EarthLink Network, serving in each capacity until its merger with MindSpring. From February 1994 to January 1996, Mr. Betty was a strategic planning consultant, advising Reply Corp., Perot Systems Corporation and Microdyne, Inc. From September 1989 to February 1994, Mr. Betty served as President, Chief Executive Officer and a director of Digital Communications Associates, Inc., a publicly traded network connectivity provider. Mr. Betty serves on the board of directors of Elastic Networks, Inc., a publicly traded company and provider of DSL products and services.

Michael S. McQuary, 42	Mr. McQuary is the President and a member of the Board of Directors of EarthLink. Mr. McQuary served as the President of MindSpring from March 1996, the Chief Operating Officer from September 1995, and a director from December 1995 until its merger with EarthLink Network. He also served as MindSpring's Executive Vice President from October 1995 to March 1996 and MindSpring's Executive Vice President of Sales and Marketing from July 1995 to September 1995. Prior to joining MindSpring, Mr. McQuary served in a variety of management positions with Mobil Chemical Co., a petrochemical company, from August 1984 to June 1995, including regional sales manager from April 1991 to February 1994 and Manager of Operations (Reengineering) from February 1994 to June 1995.
Lee Adrean, 49	Mr. Adrean has served as the Executive Vice President and Chief Financial Officer of EarthLink since March 2000. Prior to joining EarthLink, Mr. Adrean served as the Executive Vice President and Chief Financial Officer of First Data Corporation in Atlanta from May 1995 to February 2000. Prior to that, Mr. Adrean served as the President of Providian Corporation Agency Group (a division of Providian Corporation) from August 1993 to April 1995.
Lance Weatherby, 40	Mr. Weatherby has served as EarthLink's Executive Vice President, EarthLink Everywhere since November 2000. Prior to that, Mr. Weatherby served as EarthLink's Executive Vice President of Dial Up Services. Mr. Weatherby served in a variety of executive positions at MindSpring between September 1995 and February 2000, including Executive Vice President of Sales and Marketing, and Vice President of Business Development. Prior to joining MindSpring, Mr. Weatherby held a variety of sales, sales management and marketing positions with Mobil from October 1990 through September 1995, including District Sales Manager from December 1992 through September 1995.
Samuel R. DeSimone, Jr., 41	Mr. DeSimone has served as the Executive Vice President, General Counsel and Secretary of EarthLink since February 2000. Prior to that, Mr. DeSimone served in such capacities at MindSpring since November 1998. From September 1995 to August 1998, Mr. DeSimone served as Vice President of Corporate Development with Merix Corporation of Forest Grove, Oregon, a printed circuit board manufacturer. From June 1990 to August 1995, he was an associate attorney and partner with Lane Powell Spears Lubersky of Portland, Oregon.

(1)
EarthLink, Inc. was formed in February 2000 as the result of a merger between MindSpring Enterprises, Inc. ("MindSpring") and EarthLink Network, Inc. ("EarthLink Network"), both of which were founded in 1995.

ANNEX B

                      October 7, 2001

Board of Directors
Cidco Incorporated
220 Cochrane Circle
Morgan Hill, CA 95037

Gentlemen:

    EarthLink, Inc. (the "Purchaser") proposes to make a tender offer (the "Offer") for all the issued and outstanding shares of the common stock, par value $0.01 per share (the "Shares"), which are not owned by the Purchaser or any affiliate thereof, of Cidco Incorporated (the "Company") at a cash price of $0.36 per Share pursuant to a draft merger agreement (the "Merger Agreement") which provides that following completion of the Offer a subsidiary of Purchaser shall merge with the Company and each Share shall be acquired for consideration equal to that in the Offer (the "Merger").

    You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the stockholders for the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company, other than the Purchaser, from a financial point of view.

    In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the year ended December 1, 2000 and the Company's Form 10-Q and the related unaudited financial information for the six months ended June 30, 2001;

  (2)
  Reviewed unaudited financial information for the eight months ended August 31, 2001;

  (3)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

  (4)
  Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

  (5)
  Reviewed the historical market prices and trading activity for the Shares and compared them with that of the certain publicly traded companies which we deemed to be relevant;

  (6)
  Compared the financial position and results of operations of the Company with that of certain companies which we deemed to be relevant;

  (7)
  Compared the proposed financial terms of the Offer with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

  (8)
  Reviewed the draft Merger Agreement, Stock Option Agreement and Advance Agreement; and

  (9)
  Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have been provided certain financial forecasts by management, and we have relied upon the assurances of management that the financial forecasts provided to us reflect their best currently available estimates and good faith judgments as to the future performance of the Company and that they are unaware of any facts or circumstances that would make the information or financial forecasts provided to us incomplete or misleading; provided, however, that management has indicated that (i) the achievement of the financial forecasts would required continued major investments in advertising, marketing and promotion, (ii) the Company's available financial resources are not sufficient to fund these expenditures and additional third party financing would be required, (iii) other than the interim financing proposed pursuant to the Merger Agreement, no such financing has been made available or is likely to be available, and (iv) in the absence of available financing and/or a transaction, the achievement of the financial forecasts is unlikely and the Company's ability to continue operations is in doubt.

    We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. We have also assumed with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company and the Purchaser are as set forth in the consolidated financial statements of the Company and the Purchaser, respectively.

    This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender his shares in the Offer. This opinion does not address the relative merits of the Offer and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer or the decision of the Board of Directors of the Company with respect to the Offer. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

    TM Capital Corp. is currently acting as financial advisor to the Company in connection with the Offer and will be receiving a fee in connection with the rendering of this opinion and consummation of this transaction.

    On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the stockholders of the Company, other than the Purchaser, pursuant to the Offer and the Merger is fair to the Company's stockholders from a financial point of view.

    This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer and in any solicitation materials regarding the Merger.

                      Very truly yours,

                      TM CAPITAL CORP.

                      /s/ JOHN J. GUERRA

                      John J. Guerra
                      Senior Vice President

2

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Exhibits
SIGNATURE
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER
GENERAL INFORMATION REGARDING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Fiscal Year-End Values(1)
Stock Ownership of Certain Beneficial Owners and Management
AUDIT COMMITTEE CHARTER CIDCO Incorporated Audit Committee Charter
SCHEDULE I
EARTHLINK'S DESIGNEES